May 11, 2016 Via Electronic Submission Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549	Jason L. Kropp +1 617 526 6421 (t) +1 617 526 5000 (f) jason.kropp@wilmerhale.com

Attention:	Amanda Ravitz
Tom Jones

Re:	Acacia Communications, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 2, 2016
File No. 333-208680

Ladies and Gentlemen:

On behalf of Acacia Communications, Inc. (the “Company”), we are responding to the comments contained in the letter dated May 11, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission to Murugesan Shanmugaraj, the Company’s President and Chief Executive Officer, relating to Amendment No. 2 to the Registration Statement on Form S-1 referenced above (the “Registration Statement”).

The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Staff’s letter.

On behalf of the Company, we advise you as follows:

We depend on a limited number of customers, page 11

1.

You state that ZTE Corporation accounted for 32.1%, 35.4%, 27.6% and 46.3% of your revenue in 2013, 2014, 2015 and the three month period ended March 31, 2016, respectively. We are aware of publicly available information indicating that ZTE Corporation has re-exported items of U.S. origin to Iran, Sudan and Syria, countries designated by the State Department as state sponsors of terrorism and subject to U.S. economic sanctions and export controls. You do not include disclosure about contacts with Iran, Sudan or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Iran, Sudan and Syria, whether through direct or indirect arrangements, including any involving ZTE Corporation. You should describe any

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products, services or technology you have provided into Iran, Sudan and Syria, directly or indirectly, and any agreements, commercial arrangements or other contacts you have had with the governments of those countries or entities they control.

Response:	Acacia has had no past contacts, and has no current or anticipated direct contacts, with Iran, Sudan or Syria, and has not provided any products or technology directly to Iran, Sudan or Syria. The Company is not aware of any indirect contacts, current or anticipated, with Iran, Sudan or Syria. The Company has received no information from ZTE Corporation (“ZTE”), the U.S. government or any other source indicating that any Company products have been diverted to Iran, Sudan or Syria, whether by ZTE, any of its customers or through any other channel. The Company has had no contacts, agreements or arrangements of any kind with the governments of Iran, Sudan or Syria, or with entities known to be controlled by those governments.

2.	Please discuss for us the materiality of any contacts with Iran, Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Iran, Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan and Syria.

Response:	As the Company has had no contacts with Iran, Sudan and Syria, there have been no such contacts that could be considered to be material in quantitative or qualitative terms.

3.

You state that the loss or temporary loss of ZTE Corporation as a customer could materially harm your business, financial condition, results of operations and prospects. Information published by the Commerce Department and reported by various news organizations in March 2016 indicates that ZTE Corporation has re-exported controlled items to sanctioned countries contrary to U.S. law, and that it planned and organized a scheme to establish, control and use a series of shell companies to re-export controlled

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items to Iran in violation of U.S. export control laws. Please discuss the possibility that this information will have adverse reputational and other effects upon you because of your relationship with ZTE Corporation.

Response:	The Company believes the potential for reputational harm resulting from its association with ZTE is not a material risk. The fact that ZTE is a customer (and potentially a significant customer) of the Company has been well-known in the Company’s industry for years, and the Company has publicly disclosed the existence and extent of its relationship with ZTE in the Registration Statement. The U.S. government’s concern over ZTE’s alleged business practices has been known since 2012, and the most recent allegations concerning ZTE have been widely publicized since early March 2016. The Company has never received any indication from any customer, supplier, industry participant, investor or potential investor that they wish not to be associated with the Company due to its relationship with ZTE, including after the U.S. government’s 2016 allegations were made public, nor has there been any indication of dissatisfaction from any stakeholder as to the Company’s relationship with ZTE.

Nevertheless, the Company proposes to revise the risk factor beginning on page 16 of the Registration Statement, in a pre-effective amendment to the Registration Statement, as follows:

We are subject to government regulation, including import, export, economic sanctions, and anti-corruption laws and regulations that may limit our sales opportunities, expose us to liability and increase our costs.

Our products are subject to export controls, including the U.S. Department of Commerce’s Export Administration Regulations and economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, and similar laws and regulations that apply in other jurisdictions in which we distribute or sell our products. Export control and economic sanctions laws and regulations include restrictions and prohibitions on the sale or supply of certain products and on our transfer of parts, components, and related technical information and know-how to certain countries, regions, governments, persons and entities. For example, on March 8,

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2016, the U.S. Department of Commerce published a final rule in the Federal Register that amended the Export Administration Regulations by adding ZTE and three of its affiliates to the “Entity List,” for actions contrary to the national security and foreign policy interests of the United States. This rule imposed new export licensing requirements on exports, reexports, and in-country transfers of all U.S.-regulated products, software and technology to the designated ZTE entities, which had the practical effect of preventing us from making any sales to ZTE. On March 24, 2016, the U.S. Department of Commerce issued a temporary general license suspending the enhanced export licensing requirements for ZTE and one of its designated affiliates through June 30, 2016, thereby enabling us to resume sales to ZTE. There can be no guarantee that the U.S. Department of Commerce will extend this temporary general license beyond the June 30, 2016 expiration date or permit any sales to the designated ZTE entities after this temporary general license expires. This or future regulatory activity may materially interfere with our ability to make sales to ZTE or other customers. The loss or temporary loss of ZTE as a result of this or future regulatory activity could materially harm our business, financial condition, results of operations and prospects. In addition, our association with ZTE could subject us to actual or perceived reputational harm among current or prospective investors, suppliers or customers, customers of our customers, other parties doing business with us, or the general public. Any such reputational harm could result in the loss of investors, suppliers or customers, which could harm our business, financial condition, results of operations or prospects.

In addition, various countries regulate the importation of certain products, through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products. The exportation, re-exportation, transfers within foreign countries and importation of our products, including by our partners, must comply with these laws and regulations, with any violations subject to reputational harm, government investigations, penalties, and/or a denial or curtailment of our ability to export our products. Complying with export control and sanctions laws for a particular sale may be time consuming, may increase our costs and may result in the delay or loss of sales opportunities. Although we take precautions to

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prevent our products from being provided in violation of such laws and regulations, if we are found to be in violation of U.S. sanctions or export control laws, we and the individuals working for us could incur substantial fines and penalties. Changes in export, sanctions or import laws or regulations may delay the introduction and sale of our products in international markets, require us to spend resources to seek necessary government authorizations or to develop different versions of our products, or, in some cases, such as with ZTE, prevent the export or import of our products to certain countries, regions, governments, persons or entities altogether, which could adversely affect our business, financial condition and operating results.

We are also subject to various domestic and international anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, as well as other similar anti-bribery and anti-kickback laws and regulations. These laws and regulations generally prohibit companies and their intermediaries from offering or making improper payments to non-U.S. officials for the purpose of obtaining, retaining or directing business. Our exposure for violating these laws and regulations increases as our international presence expands and as we increase sales and operations in foreign jurisdictions.

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Securities and Exchange Commission

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If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6421. Thank you for your assistance.

Very truly yours,

/s/ Jason L. Kropp

Jason L. Kropp

cc:	Murugesan Shanmugaraj, Acacia Communications, Inc.
Janene Ásgeirsson, Acacia Communications, Inc.